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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 West End Avenue, Suite 1490

(No. and Street)

Nashville, TN 37203

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirk Manz 615-259-5755

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Puryear, Hamilton, Hausman & Wood, PLC

(Name – *if individual, state last, first, middle name*)

201 4th Avenue, North, Suite 1050, P.O. Box 190663, Nashville, TN 37219-0663

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/7/08

OATH OR AFFIRMATION

I, Kirk Manz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Capital Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA GIBSON
STATE OF TENNESSEE
NOTARY PUBLIC
DAVIDSON COUNTY, TENN.

My Commission Expires MAY 23, 2009

Donna Gibson
Notary Public

Kirk R Manz
Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent accountants' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Table of Contents

December 31, 2007

PH H&W PURYEAR HAMILTON HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

201 Fourth Avenue North · Suite 1050 · PO Box 190663 · Nashville, Tennessee 37219-0663
Phone 615/259-9038 · Fax 615/242-9462

Independent Auditors' Report

Board of Directors
Private Capital Securities, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Private Capital Securities, LLC (the Company), a Tennessee limited liability company, as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Capital Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 19, 2008

James E. Hamilton, CPA · Jeffrey J. Hausman, CPA · Ronald T. Wood, CPA · Jami A. Pope, CPA

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 98,043
Property and equipment, net of accumulated depreciation of $477	13,034
Other assets	1,040
Total assets	$ 112,117

Liabilities and Member's Equity

Liabilities:	
Accounts payable - Trade	$ 3,603
Total liabilities	3,603
Member's equity	108,514
Total liabilities and member's equity	$ 112,117

See independent auditors' report and accompanying notes to financial statements.

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Operations and Changes in Member's Equity

For the Year Ended December 31, 2007

Revenues:	
Investment banking revenue	$ 510,000
Miscellaneous fees	35,000
Total revenues	545,000
Expenses:	
Salaries and wages	28,000
Occupancy	17,651
Legal and professional fees	12,549
Licenses and registration	765
Computer software and expense	2,091
Depreciation	477
Travel, meals, and entertainment	3,243
Office supplies and expense	4,391
Telecommunications	3,272
Meals and entertainment	1,434
Equipment rental and repairs	1,108
Insurance	805
Taxes	100
Total expenses	75,886
Net income	469,114
Member's equity at beginning of year	12,900
Member contributions	1,500
Member distributions	(375,000)
Member's equity at end of year	$ 108,514

See independent auditors' report and accompanying notes to financial statements.

PRIVATE CAPITAL SECURITES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 469,114
Adjustments to reconcile net income to net cash provided by (used for) operating activities:	
Depreciation	477
(Increase) decrease in other assets	605
Increase (decrease) in accounts payable - Trade	3,603
Net cash provided by (used for) operating activities	473,799
Cash flows from investing activities:	
Purchase of property and equipment	(13,511)
Member contributions	1,500
Member distributions	(375,000)
Net cash provided by (used for) investing activities	(387,011)
Increase (decrease) in cash and cash equivalents	86,788
Cash and cash equivalents - Beginning of year	11,255
Cash and cash equivalents - End of year	$ 98,043

See independent auditors' report and accompanying notes to financial statements.

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Notes to Financial Statements

December 31, 2007

(1) Summary of Significant Accounting Policies

(a) Nature of Company Operations

Private Capital Securities, LLC (the Company), a Tennessee limited liability company, was initially formed in 2005 and began operations as a broker-dealer effective April 13, 2007 upon obtaining FINRA, formerly NASD, membership. The purpose of the Company is to act as a broker-dealer and to engage in any other lawful activity. The Company is 100% owned by Private Capital Group, LLC (the Parent), a holding company.

(b) Accrual Basis

The financial statements of the Company are prepared using the accrual basis of accounting, under which revenue is recognized when earned rather than when collected and expenses are recognized when incurred rather than when disbursed.

(c) Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less.

(e) Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated by the straight line method over the estimated useful lives of the assets, typically three to five years.

(Continued)

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment at December 31, 2007.

Maintenance, repairs, and renewals, which neither materially add to the value of the property and equipment, nor appreciably prolong its life, are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in income as incurred.

(f) Investment Banking Revenues and Miscellaneous Fees

Investment banking revenues consist of non-refundable fees earned from providing advisory services, which are recognized over the term of the agreement and contingent fees dependent upon the success of the services provided, which are recorded upon successful completion of a transaction.

Miscellaneous fees consist of a rebate from NASD. In July 2007, NASD merged with the enforcement and arbitration divisions of the New York State exchange, and formed the Financial Industry Regulatory Authority (FINRA). At the time of the merger, NASD agreed to a payout to each small broker-dealer of a one-time reimbursement of past fees of $35,000, which was received by the Company in 2007.

(g) State Income Taxes

As a single member limited liability company, the Company's taxable income or loss is passed through to its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Under the current ownership and operating structure, the Company is not subject to state income taxes. Therefore, no provision or liability for state income taxes has been included in the financial statements. A future change in ownership or operating structure could cause the Company to be subject to state income taxes.

(Continued)

(h) Organization Costs

Organization Costs, including professional fees, are expensed as incurred in accordance with Statement of Position 98-5.

(2) Property and Equipment

Property and equipment are recorded at the Company's cost. The following schedule provides an analysis of the Company's investment in property and equipment at December 31, 2007:

Office equipment	$ 1,544
Furniture and fixtures	5,951
Computer equipment	6,016
	13,511
Less - Accumulated depreciation	(477)
	$ 13,034

Depreciation expense was $477 for the year ended December 31, 2007.

(3) Economic Dependency - Major Customer

For the year ended December 31, 2007, investment banking revenues from one customer amounted to 98% of total investment banking revenues. It is the Company's policy to review, as necessary, the credit standing of each potential customer.

(4) Concentrations

The Company periodically maintains cash balances in excess of the Federal Deposit Insurance Corporation's insured maximum amount of $100,000. There is a risk of loss in the event of a bank failure.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1 during the first year of membership and 15:1 thereafter (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the

(Continued)

resulting net capital ratio would exceed 10:1). At December 31, 2007, the Company had net capital of $94,440, which was $89,440 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.038:1.00 at December 31, 2007.

(6) Transactions with Related Parties

On July 1, 2007, the Company entered into an Expense Sharing Agreement with the Parent in which the Company paid a portion of the occupancy, telecommunication, and other office expenses incurred by the Parent. Effective November 1, 2007, this agreement was terminated, and the Company began paying all occupancy, telecommunication, and other related office expenses incurred.

The Parent entered into a sublease for office space from March 1, 2006 to August 31, 2010. Beginning in October 2007, the Company committed to pay for this sublease of office space. The schedule below summarizes the Company's commitment for future lease payments on this sublease as of December 31, 2007:

2008	$ 57,768
2009	$ 64,989
2010	$ 22,465

(7) Commitments and Contingencies

In the ordinary course of business, the Company enters into investment banking and financial advisory contracts with entities seeking its services. There were several such agreements open at December 31, 2007.

SUPPLEMENTARY INFORMATION

PH H&W PURYEAR HAMILTON HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

201 Fourth Avenue North · Suite 1050 · PO Box 190663 · Nashville, Tennessee 37219-0663
Phone 615/259-9038 · Fax 615/242-9462

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Private Capital Securities, LLC
Nashville, Tennessee

We have audited the accompanying financial statements of Private Capital Securities, LLC, a Tennessee limited liability company, as of and for the year ended December 31, 2007, and have issued our report thereon dated February 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Puryear, Hamilton, Hausman & Wood, PLC.

Nashville, Tennessee
February 19, 2008

James E. Hamilton, CPA · Jeffrey J. Hausman, CPA · Ronald T. Wood, CPA · Jami A. Pope, CPA

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital:		
Total member's capital qualified for Net Capital		$ 108,514
Deductions and/or charges:		
Nonallowable assets from Statement of Financial Condition:		
Property and equipment, net	$ (13,034)	
Other assets	(1,040)	
		(14,074)
Net Capital		$ 94,440

Computation of Basic Net Capital Requirement

Net capital requirement, the greater of:		$ 5,000
1/8 of aggregate indebtedness	$ 450	
Minimum dollar requirement	$ 5,000	
Net capital		94,440
Excess net capital		$ 89,440

Computation of Aggregate Indebtedness

Aggregate indebtedness:	
Accounts payable - Trade	$ 3,603
Total aggregate indebtedness	$ 3,603

Computation of Basic Net Capital Requirement to Aggregate Indebtedness

Total aggregate indebtedness	$ 3,603
1/8 of aggregate indebtedness	$ 450
Excess net capital at 1,000% (net capital, less 10% of aggregate indebtedness)	$ 94,080
Ratio: Aggregate indebtedness to net capital	0.038 to 1.00

The above computation agreed to the calculation filed by the broker-dealer for the quarter ended December 31, 2007.

See independent auditors' report on supplementary information.

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

Exemptive Provisions - An exemption from Rule 15c3-3 claimed under Section (k)(2)(i) - During 2007, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

Exemptive Provisions - An exemption from Rule 15c3-3 claimed under Section (k)(2)(i) - During 2007, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2007

This requirement is not applicable to Private Capital Securities, LLC. During 2007, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

Exhibit I

PRIVATE CAPITAL SECURITIES, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Financial Condition

December 31, 2007

	Allowable	Non-Allowable	Total
Assets			
Cash and cash equivalents	$ 98,043	$ -	$ 98,043
Property and equipment, net of accumulated depreciation of $477	-	13,034	13,034
Other assets	-	1,040	1,040
Total assets	$ 98,043	$ 14,074	$ 112,117
Liabilities and Member's Equity			
Liabilities:			
Accounts payable - Trade	$ 3,603	$ -	$ 3,603
Total liabilities	3,603	-	3,603
Member's equity			108,514
Total liabilities and member's equity			$ 112,117

See independent auditors' report on supplementary information.

PH H&W PURYEAR HAMILTON HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

201 Fourth Avenue North · Suite 1050 · PO Box 190663 · Nashville, Tennessee 37219-0663
Phone 615/259-9038 · Fax 615/242-9462

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

Board of Directors
Private Capital Securities, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Private Capital Securities, LLC (the Company), a Tennessee limited liability company, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEC Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

James E. Hamilton, CPA · Jeffrey J. Hausman, CPA · Ronald T. Wood, CPA · Jami A. Pope, CPA

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified certain deficiencies in internal control, and have reported them to management in a separate letter. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayburn, Hamilton, Hausman & Wood, P.C.

Nashville, Tennessee
February 19, 2008

END